EXHIBIT 99.1

Brookfield Renewable Announces Participation in Consortium Proposal for AGL Energy Limited

BROOKFIELD, News, Feb. 20, 2022 (GLOBE NEWSWIRE) -- Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC) together with its institutional partners and GROK Ventures (collectively, the “Consortium”) announced today its participation in a privatization proposal in respect of AGL Energy Limited (“AGL” or the “Company”), the largest integrated power generation and energy retailer in Australia. The Consortium’s proposal which is subject to due diligence as well as other conditions, is at a price of A$7.50/share which values AGL at an equity value of A$5 billion.

It is estimated that over US$150 trillion will need to be invested globally through 2050 to drive the decarbonization of energy systems and the global economy. The Consortium has access to capital, and deep operating expertise, particularly in power markets and renewables. With these capabilities and a proven track record, we believe the Consortium is uniquely positioned to execute on a transition-focused business plan that would accelerate the decommissioning of existing thermal assets and build out new clean generation to the benefit of all stakeholders including existing shareholders and local energy consumers.

The Consortium plans to execute on a plan that will require approximately A$20 billion of capital to facilitate the transition of AGL’s generation fleet consistent with the 1.5 degree decarbonization scenario, replacing 7 GW of thermal assets through a build-out of at least 8 GW of clean energy and storage, and we will provide regular reporting to demonstrate progress against our stated targets. In doing so, the Consortium can ensure this proud Australian company has a future in a net-zero world. The plan envisions a vertically integrated energy business that can deliver a transition to net zero, and significant investment in decarbonization creating sustainable regional economic development, enhanced network reliability and local employment.

The proposed privatization is consistent with Brookfield’s transition strategy of investing in opportunities where we can generate a meaningful contribution to net zero. The capabilities of Brookfield Renewable will also be critical to ensure a responsible and sustainable transition for AGL, that will see increasingly clean power delivered at competitive prices to AGL’s customers. It is a landmark transaction for Grok, which has stated an intention to invest to combat climate change.

Brookfield will pursue this transaction through the Brookfield Global Transition Fund I, which is the largest fund in the world focused on the energy transition, with Brookfield Renewable participating as the largest investor.

The proposal is expected to be pursued through a scheme of arrangement, and in addition to a due diligence condition, is subject to shareholder, regulatory and Board approvals. Regulatory approvals include Australian Competition & Consumer Commission (ACCC) merger clearance, and the Foreign Investment Review Board (FIRB). Brookfield Renewable notes the statement today of the AGL Board of Directors rejecting the Consortium’s proposal with disappointment.

“By combining our access to capital and clean energy expertise, we are capable of helping carbon-intensive businesses transition to more competitive and sustainable futures while making a meaningful contribution to the transition to net zero,” said Connor Teskey, CEO of Brookfield Renewable. “By helping businesses such as AGL achieve their net-zero ambitions through the significant build out of clean energy capacity, we can contribute tangible benefits to stakeholders including net-zero GHG emissions, clean power delivered at competitive prices and new jobs in the green economy, all while generating strong returns for our unitholders.”

Mike Cannon-Brookes, Grok Ventures, said: “This proposal will mean cheaper, cleaner and more reliable energy for customers. It will create over 10,000 Australian jobs and ensure customers don't bear the brunt of higher power prices – a likely scenario if the proposed demerger happens. AGL accounts for over 8% of Australia's emissions: more than the current emissions of Australian domestic and international aviation combined, or every car on the road in Australia. As a country, it emits more than Sweden, Ireland or New Zealand. If successful, this will be one of the biggest decarbonisation projects in the world today and show Australia is capable of globally significant projects.”

The Consortium sent its proposal to AGL on February 19th by means of a letter which is available on Brookfield Renewable’s website at www.bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 21,000 megawatts of installed capacity and an approximately 62,000-megawatt development pipeline. Investors can access our portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately US$690 billion of assets under management.

Contact information:
Media:	Investors:
Kerrie McHugh	Robin Kooyman
Senior Vice President – Corporate Communications	Senior Vice President – Investor Relations
(212) 618-3469	(416) 649-8172
kerrie.mchugh@brookfield.com	robin.kooyman@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of such jurisdiction. No securities regulatory authority has either approved or disapproved the contents of this communication.

This news release contains forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “believe”, “may”, “plan”, “expected”, “growth”, “approximately”, “intend”, “potential”, “can” or the negative version of these words or other variations or comparable of such words and phrases. Forward-looking statements in this news release include statements regarding the parties’ future expectations, beliefs, plans, objectives, assumptions or future events or performance, including with respect to the transaction, the Consortium’s transition and business plans for AGL, the development of additional renewable power and storage assets, the prospects and benefits of a privatized company and any other forward-looking statements or information in this news release. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors, including uncertainties as to whether the transaction is submitted to a shareholder vote, whether shareholders approve the transaction, whether the conditions to the transaction will be satisfied, including securing applicable regulatory approvals, the timing of the transaction, and the ability of the parties to realize the expected benefits of a privatization, which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. For further information on these known and unknown risks and other applicable risks and factors, please see the “Risk Factors” included in the Form 20-F of Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation.

The foregoing list of important factors that may affect future results is not exhaustive. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.